Special General Meeting of Shareholders of Can-Fite BioPharma Ltd.

Date: January 12, 2017

See Voting Instructions On Reverse Side.

Please make your marks like this: ☒ **Use pen only**

	For	Against	Abstain
1. To approve a renewed version of the Company's Compensation Policy, in accordance with the requirements of the Israeli Companies Law 5759-1999, a copy of which is attached as Annex A in the accompanying proxy statement.	☐	☐	☐

	Yes	No
1a. Are you a controlling shareholder in the Company, or have a personal interest in the approval of the Company's Compensation Policy other than a personal interest unrelated to relationships with a controlling shareholder of the Company? Please note: If you do not mark either Yes or No, your shares will not be voted for this proposal.	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

__________________________ Please Sign Here

____________________ Please Date Above

__________________________ Please Sign Here

____________________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Special General Meeting of Shareholders of Can-Fite BioPharma Ltd. to be held January 12, 2017 For Holders as of December 12, 2016

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 5:00 p.m. EST on January 5, 2017.

PROXY TABULATOR FOR
CAN-FITE BIOPHARMA LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Can-Fite BioPharma Ltd.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 5:00 p.m. EST on January 5, 2017)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of Can-Fite BioPharma Ltd. registered in the name of the undersigned on the books of the Depositary as of the close of business on December 12, 2016 at the Special General Meeting of the Shareholders of Can-Fite BioPharma Ltd. to be held at the offices of the Company, 10 Bareket Street, Petach Tikva, Israel, on Thursday, January 12, **2017** at 4:00 p.m. (Israel time) or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE PROPOSAL AT THE MEETING

NOTE:

1. **Please direct the Depositary how it is to vote by placing an "X" in the appropriate box opposite each agenda item. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.**
2. **If no voting instructions are received by the Depositary from a Holder (either because no voting instructions are returned to the Depositary by a Holder or because the voting instructions are incomplete, illegible, or unclear), the depositary shall have no obligation to, and shall not, exercise any voting rights attaching to such Deposited Shares.**

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
Can-Fite BioPharma Ltd.
P.O. Box 8016
CARY, NC 27512-9903